UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-35663

KYTHERA BIOPHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

30930 Russell Ranch Road, Third Floor

Westlake Village, CA 91362

(818) 587-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*                                         On October 1, 2015, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of August 4, 2015, by and among Allergan plc, a company incorporated under the laws of Ireland (“Allergan”), Keto Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Allergan (“Merger Sub”) and KYTHERA Biopharmaceuticals, Inc., a Delaware corporation (“KYTHERA”), Merger Sub merged with and into KYTHERA, with KYTHERA being the surviving entity (the “Merger”).  As a result of the Merger, KYTHERA became an indirect wholly owned subsidiary of Allergan.

Pursuant to the requirements of the Securities Exchange Act of 1934, KYTHERA Biopharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KYTHERA BIOPHARMACEUTICALS, INC.

Date:	October 13, 2015	By:	/S/ A. ROBERT D. BAILEY
A. Robert D. Bailey
President, Director